Mail Stop 6010

							September 2, 2005


Wayne E. Ahart
Chief Executive Officer
BNL Financial Corporation
2100 West William Cannon, Suite L
Austin, TX  78745

Re:	BNL Financial Corporation
	Form 10-K for the Fiscal Year Ended December 31, 2004
      File Number 0-16880

Dear Mr. Ahart:

	We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Reinsurance, page 4
1. We note your disclosure in the first paragraph of this section where you state that you reinsure with other insurance companies portions of the risks you underwrite on the sales of life and accident and health insurance. As it appears that approximately 95%
of your revenue is derived from dental insurance, please explain to us why you do not discuss any reinsurance arrangements concerning your dental insurance. Additionally, please explain to us what types of insurance policies you reinsure with respect to your health insurance.

Personnel, page 8
2. It appears you use ESPI an ESP as third party administrators to process dental claims. It also appears you have several loan agreements with them. Please provide us with an analysis as to whether your service agreements with ESPI and ESP and the loan agreements with them are material contracts that should be filed.

Management`s Discussion and Analysis
Critical Accounting Policies, page 11
3. We note that you account for your accident and health policies as long duration contracts and record a liability for future policy benefits. Please describe the specific provisions in your dental insurance policies that served as the basis for your use of the long duration accounting model to account for these products. Provide specific references to the applicable technical literature upon which you relied, including how you applied the guidance in paragraphs 7-14 of SFAS 60.
4. We note that in 2004 you increased the liability for future policy benefits by $611,410 based on new reserve rules prescribed by state insurance departments to "more properly match premiums and benefits."
Please provide us with the following information.

* Explain your basis for concluding in prior years that statutory reserves could be used for GAAP reporting purposes.
* Explain how you determined in prior years that dental premiums and benefits were properly matched on a GAAP basis.
* Explain the amount and nature of this mismatch between premiums and benefits under the prior reserve methodology for each applicable period presented.
* Explain your basis for concluding that the new reserve method will result in a proper matching of dental premiums and benefits.
* Explain why recognition occurred in 2004 and was not required in earlier periods.
5. We believe that your disclosures regarding claim reserves could be improved to better explain the judgments and uncertainties surrounding these estimates and the potential impact on your financial statements. Disclosure explaining the likelihood that materially different amounts would be reported under different conditions or using different assumptions is consistent with the objective of Management`s Discussion and Analysis. Accordingly, please provide us in a disclosure-type format the following information for each of your lines of business.

* Range of claim reserve estimates as determined by your actuaries.
* Key assumptions used to arrive at management`s best estimate of claim reserves within that range and what specific factors led management to believe this amount rather than any other amount within the range represented the best estimate of incurred losses.
* Changes in key assumptions you made to estimate claim reserves at each reporting date. Demonstrate the sensitivity of the level of claim reserves to changes in key assumptions.
* More precise insight into the existence and effects on future operations and financial condition of known trends in claim frequency and severity. Discuss the variability inherent in these trends and the potential future impact on your earnings and cash flow so that investors can ascertain the likelihood that your past performance is indicative of your future performance.
Long-term Contractual Obligations, page 14
6. We note that you have not included estimated payments associated with your liabilities for future policy benefits, policy claims payable and annuity deposits in the contractual obligation table, and it would appear that these liabilities represent future legal obligations of the Company. Due to the significance of these future legal obligations, we believe that inclusion of related future payments in the contractual obligation table will allow investors to more fully evaluate your liquidity and capital resources. The purpose of Financial Reporting Release 67 is to obtain enhanced disclosure concerning a registrant`s contractual payment obligations and the exclusion of ordinary course items is inconsistent with the objective of the Item 303(a)(5) of Regulation S-K. Given your asset liability management processes, it appears that you possess the capability for estimating the future payments associated with these reserves based on your past experience. Please tell us why you omitted payments associated with these liabilities from your contractual obligation table.

*	*	*

      Please respond to the comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provides the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:




* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      You may contact Frank Wyman at (202) 551-3660 or Kevin
Woody,
Accounting Branch Chief at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters.
Please contact Song P. Brandon at (202) 551-3621, or me at (202)
551-
3710 with any other questions.

							Sincerely,



							Jeffrey P. Riedler
							Assistant Director






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Wayne E. Ahart
BNL Financial Corporation
September 2, 2005
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